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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a))
                               (Amendment No. 2)

                        SODEXHO MARRIOTT SERVICES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                $1.00 PAR VALUE
                         (Title of Class of Securities)
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                                  833793 10 2
                                 (CUSIP Number)
                                                            Copy to:
        Bernard Carton                                Paul R. Kingsley, Esq.
     Sodexho Alliance, S.A.                           Davis Polk & Wardwell
       3, avenue Newton                                450 Lexington Avenue
78180 Montigny-le-Bretonneux, France                 New York, New York 10017
  Tel No.: 011-331-3085-7304                          Tel No.: (212) 450-4000

       (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications)

                                 March 27, 1998
            (Date of Event which Requires Filing of this Statement)

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               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No.833793 10 2                                          Page 2 of 4 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Sodexho Alliance, S.A.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                       (b)  [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Republic of France
         NUMBER OF SHARES            7  SOLE VOTING POWER
      BENEFICIALLY OWNED BY
      EACH REPORTING PERSON             29,949,925
               WITH
                                     8  SHARED VOTING POWER
                                        N/A

                                     9  SOLE DISPOSITIVE POWER
                                        29,949,925

                                     10 SHARED DISPOSITIVE POWER
                                        N/A

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,949,925

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      48.4%

14    TYPE OF REPORTING PERSON*
      CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


               This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, originally filed on April 6, 1998 with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on April 15, 1998 (as amended by Amendment No. 1, the "Schedule 13D") by Sodexho Alliance, S.A., which
Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), of Sodexho Marriott Services, Inc., a Delaware corporation formerly named "Marriott International, Inc." (the "Issuer"). The purpose of this Amendment No. 2 is to correct an error in the number of Shares held by Sodexho reported in the Schedule 13D.

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.

               The response set forth in paragraph (a) of Item 5 of the
Schedule 13D is hereby amended and restated in its entirety with the following information:

               (a) Sodexho has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,949,925 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. As the beneficial owner of approximately 41.6% of Sodexho, Bellon S.A. may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. As the beneficial owner (along with members of his family) of approximately 68% of Bellon S.A., Mr. Bellon may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. Except to the extent of their pecuniary interest in such Shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such Shares. On March 27, 1998, each of Mr. Bellon, Edouard de Royere and Bernard Carton received one Share as a gift from Charles D. O'Dell, President and Chief Executive Officer of the Issuer.

               Except as set forth above, since the date of the filing of the
Schedule 13D, there has been no change in the ownership of Shares by Sodexho, Bellon S.A. and Mr. Bellon.

                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 3, 1998
                         SODEXHO ALLIANCE, S.A.


                         By:/s/ Bernard Carton
                         ----------------------------------------------------
                         Name:   Bernard Carton
                         Title:  Senior Vice President and Chief Financial
                                 Officer